                                 SCHEDULE 14A
                                (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                             Exchange Act of 1934)

     Filed by the Registrant [X]  Filed by a Party other than the Registrant[_]

________________________________________________________________________________

Check the appropriate box:
[_]  Preliminary Proxy Statement
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
[_] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                             SMARTERKIDS.COM, INC.
               (Name of Registrant as Specified in Its Charter)

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4) Proposed maximum aggregate value of transaction:

     5) Total fee paid:

[_]  Fee paid previously with preliminary materials:

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     1) Amount previously paid:

     2) Form, Schedule or Registration Statement no.:

     3) Filing Party:

     4) Date Filed:

Filed by SmarterKids.com, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject:  SmarterKids.com, Inc.
Commission File No.

On February 7, 2001, SmarterKids.com, Inc disseminated the following press release:

CONTACT:
Pauline O'Keeffe, pokeeffe@smarterkids.com, x3048
                  ------------------------
Jennifer Aprile, japrile@smarterkids.com, x3085
               -------------------------
SmarterKids.com
781-449-7567

             SMARTERKIDS.COM, THE LEADING ONLINE EDUCATION STORE,
                       INCREASES Q4 2000 REVENUES BY 32%

     SmarterKids.com and Earlychildhood to Combine in Spring 2001 to Form
                              LearningStar Corp.

Needham, MA - February 7, 2001 - SmarterKids.com, Inc. (NASDAQ: SKDS), the leading online education store and resource for parents, today announced net sales for its fourth quarter 2000 were $5.70 million, an increase of 32% over fourth quarter 1999 net sales of $4.31 million.

Highlights for Q4 2000:

 .    Total net sales for the fourth quarter increased 32% over the fourth quarter of 1999.

 .    Cumulative customers increased 24% during the fourth quarter to 315,000, up from 254,000 in the third quarter of 2000.

 .    The number of children's learning profiles registered at the site increased
     12% during the fourth quarter to 188,000, up from 167,500 at the end of the third quarter of 2000.

 .    Repeat customers accounted for 49% of total revenues during the fourth quarter, up from 29% in the fourth quarter of 1999.

 .    The Company initiated a phased headcount reduction of approximately 60% of the staff, resulting in a $1.3 million restructuring charge in anticipation of the merger with Earlychildhood.

 .    Pro forma net loss, excluding non-cash stock compensation, restructuring, and merger expenses for the fourth quarter was $6.69 million, or $0.32 per share, compared to a pro forma net loss of $19.04 million, or $1.93 per share for the same quarter one year ago.

David Blohm, president and chief executive officer of SmarterKids.com commented, "We had a very successful holiday season. Sales were on track and we continued to maintain award-winning customer satisfaction while reducing expenses. I am pleased to note this company is in excellent shape as it completes its combination with Earlychildhood."

In November 2000, SmarterKids.com and Earlychildhood, LLC a leading nationwide manufacturer and retailer of educational products founded in 1985, announced the intent to combine their respective companies. The combination, expected to be completed in spring 2001, leverages Earlychildhood's strengths in developing proprietary products for the early childhood education market and building traditional catalog and field sales channels. The deal is subject to a variety of conditions, including the approval of SmarterKids.com's stockholders.

                                    - more -

"This combination creates a powerhouse in educationally-focused commerce, with scale, strong internal growth, and a cost effective, multi-channel distribution strategy," said Al Noyes, chief operating officer of SmarterKids.com, who will become chief executive officer of the combined company, LearningStar Corp. "The two teams are well along in the integration process in anticipation of regulatory clearance and a positive stockholder vote. Together with Earlychildhood, we anticipate we will achieve the right balance of revenue growth and bottom-line results to build value for our shareholders."

Accomplishments

During the fourth quarter, SmarterKids.com received the following accolades:

     - SmarterKids.com was chosen as the top online toy e-tailer by Forrester PowerRankings/TM/. According to Forrester, "SmarterKids offers an easy-to-
     use site and simple return process...." Other strengths noted in the Fall
     2000 PowerRankings include: "customers can set up profiles to map their children's learning abilities to appropriate toys, representatives answered the phone in 30 seconds or faster ..., (and it is) a great Web site for special needs kids." SmarterKids.com was ranked ahead of Amazon.com, eToys, and KB Toys'Kbkids.com.

     - SmarterKids.com earned Family PC's FamilyTested recommendation. The FamilyTested recommendation is given to sites with "a high level of convenience, great selection, low prices, easy searching and age-appropriate gifts." SmarterKids.com received a rating of 88 out of 100 or "Very Good."

     - Shopserve.com noted SmarterKids.com offered the best combination of selection, user experience, service and reliability. SmarterKids.com was ranked ahead of Amazon.com, eToys, KB Toys' Kbkids.com, among others.

SmarterKids.com will discuss fourth quarter 2000 earnings results in a conference call scheduled for Thursday, February 8, 2001 at 10:00 a.m. (EST). The dial in number is (800) 946-0720, event ID 475511. The conference call will also be simultaneously broadcast over the Internet and can be accessed by visiting the investor relations Web page at www.smarterkids.com. The call can also be accessed at the following replay number: (888) 203-1112, reservation number 475511. An online archive of the broadcast will be available within one hour of the completion of the call and will be accessible on the www.smarterkids.com web site until February 22, 2001.

ABOUT SMARTERKIDS.COM

SmarterKids.com, Inc. (NASDAQ:SKDS), a Delaware corporation, is a leading education store and resource dedicated to helping parents help their children learn, discover, and grow. The site offers one of the most personalized shopping experiences, matching a child's learning style and needs with teacher-reviewed toys, games, books, software, music, and videos. The company features specialty centers for special needs and gifted children, the Grade Expectations! Guide to education standards, state-specific test information and product recommendations in the State Test Prep Center, and thousands of educational toys and services. SmarterKids.com is headquartered in

Needham, Massachusetts. More information on the company can be found at www.smarterkids.com.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN INFORMATION INCLUDED IN THIS PRESS RELEASE (AS WELL AS INFORMATION INCLUDED IN ORAL STATEMENTS OR OTHER WRITTEN STATEMENTS MADE OR TO BE MADE BY SMARTERKIDS.COM) CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING, INCLUDING STATEMENTS RELATING TO CONSUMMATION OF THE COMBINATION, FUTURE ANTICIPATED REVENUES OF THE COMBINED COMPANIES, COST SAVINGS AND OTHER SYNERGIES RESULTING FROM THE COMBINATION, SUCCESS OF CURRENT PRODUCT OFFERINGS AND OTHER MATTERS. SUCH FORWARD-LOOKING INFORMATION INVOLVES IMPORTANT RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT ANTICIPATED RESULTS IN THE FUTURE AND, ACCORDINGLY, SUCH RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF SMARTERKIDS.COM. FOR A DESCRIPTION OF ADDITIONAL RISKS AND UNCERTAINTIES, PLEASE REFER TO THE SMARTERKIDS.COM FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ANNUAL AND QUARTERLY REPORTS ON FORMS 10-K, 10-Q AND THE S-4.

                                      ###

                             SMARTERKIDS.COM, INC.

                            STATEMENT OF OPERATIONS

                (Unaudited-in thousands except per share data)

                                               Quarter                  Quarter                Year                   Year
                                                Ended                    Ended                 Ended                  Ended
                                             December 31,             December 31,          December 31,           December 31,
                                                 2000                     1999                  2000                   1999
                                        -----------------           -----------------      ----------------     ---------------
Net revenues                                    $   5,701                $   4,313                 $ 10,206           $   5,421

Cost of revenues                                    4,534                    3,209                    7,920               4,005
                                        -----------------           -----------------      ----------------      --------------
Gross profit                                        1,167                    1,104                    2,286               1,416
                                        -----------------           -----------------      ----------------      --------------

Operating expenses:

 Marketing and sales                                6,793                   18,190                   27,008              28,916

 Development                                          811                      572                    3,357               1,721

 General and administrative                           740                    1,763                    3,230               2,854

 Stock compensation                                   527                    1,617                    1,900               3,405

 Restructuring costs                                1,300                        -                    1,300                   -
                                        -----------------           -----------------      ----------------      --------------
Total operating expenses                           10,171                   22,142                   36,795              36,896
                                        -----------------           -----------------      ----------------      --------------

Loss from operations                               (9,004)                 (21,038)                 (34,509)            (35,480)

Other income (expense), net                          (202)                     453                    1,836                 752
                                        -----------------           -----------------      ----------------      --------------

Net loss                                           (9,206)                 (20,585)                 (32,673)            (34,728)

Accretion of redeemable
preferred stock                                         -                      (70)                       -                (189)
                                        -----------------           -----------------      ----------------      --------------
Net loss attributable to common
stockholders                                    $  (9,206)               $ (20,655)                $(32,673)          $ (34,917)
                                        -----------------           -----------------      ----------------      --------------

Basic and diluted net loss per
common share                                    $   (0.45)               $   (2.10)                $  (1.59)          $   (9.20)

Weighted average shares used in
computing basic and diluted net
loss per common share                              20,654                       9,851                   20,519               3,796

Pro Forma results (Note 1)

Pro forma net loss, excluding
non cash stock compensation,
restructuring, and merger
expenses                                        $  (6,686)                  $ (19,038)                $(28,780)          $ (31,512)
Pro forma basic and diluted net
loss per common share,
excluding non cash stock
compensation, restructuring,
and merger expenses                             $   (0.32)                  $   (1.93)                $  (1.40)          $   (8.30)

Note 1: Pro forma results shown above are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of SmarterKids.com, excluding non cash charges of $527,000, $1,617,000, $1,900,000, and $3,405,000 for the three months ended December 31, 2000 and 1999 and the year ended December 31, 2000 and 1999, respectively, related to stock compensation, restructuring expenses of $1,300,000 for the three months ended December 31, 2000 and the year ended December 31, 2000, and merger expenses of $693,000 for the three months ended December 31, 2000 and the year ended December 31, 2000.

                             SMARTERKIDS.COM, INC.
                                 BALANCE SHEET
                           (Unaudited-in thousands)

                                                                            December 31,           December 31,
   ASSETS                                                                      2000                   1999
                                                                        -------------------    ------------------
Current assets:

   Cash and short term investments                                      $            31,388    $           67,356

   Inventory                                                                          2,080                 8,902

   Other current assets                                                               2,075                 2,535
                                                                        -------------------    ------------------
Total current assets                                                                 35,543                78,793

Property and equipment, net                                                           5,296                 2,421

Other assets                                                                          2,847                 1,121
                                                                        -------------------    ------------------
Total assets                                                            $            43,686    $           82,335
                                                                        ===================    ==================


   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

   Accounts payable                                                     $             5,089    $           10,996

   Accrued expenses                                                                   4,418                 6,699

   Deferred revenue and other current liabilities                                       743                   972
                                                                        -------------------    ------------------
Total current liabilities                                                            10,250                18,667

   Capital lease obligations, net of current portion                                    685                    34
                                                                        -------------------    ------------------
Total liabilities                                                                    10,935                18,701
                                                                        -------------------    ------------------

Stockholders' equity                                                                 32,751                63,634
                                                                        -------------------    ------------------
Total liabilities and stockholders' equity                              $            43,686    $           82,335
                                                                        ===================    ==================

                                    # # #

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

     The press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This press release does not constitute an offer of sale of securities.

     On January 9, 2001, SmarterKids.com filed a Proxy Statement-Prospectus with the Securities and Exchange Commission in connection with the combination of SmarterKids.com and Earlychildhood and on that same date LearningStar Corp., the company resulting from the proposed combination, filed a Registration Statement on Form S-4 with the Securities Exchange Commission. Investor and securityholders are urged to read the Registration Statement and the Proxy Statement-Prospectus carefully when they are available. The Proxy Statement-Prospectus contains important information about SmarterKids.com, Earlychildhood, the combination, the persons soliciting proxies related to the combination, their interests in the combination and related matters. Investors and securityholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement-Prospectus and other
------------------
documents may be obtained from SmarterKids.com by directing a request through the Investor Relations portion of the SmarterKids.com website or by mail to SmarterKids.com, Inc. 15 Crawford Street, Needham, MA 02179 attention: Investor Relations telephone (781) 449-7567. SmarterKids.com will mail a definitive Proxy Statement-Prospectus to SmarterKids.com shareholders containing information about the combination.

In addition to the Registration Statement on Form S-4 filed by LearningStar Corp. and the Proxy Statement-Prospectus, SmarterKids.com files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by SmarterKids.com at 450 Fifth Street, N.W., Washington, D.C., 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

                      INFORMATION CONCERNING PARTICIPANTS

SmarterKids.com, Inc., its officers, directors, employees and agents may be soliciting proxies from SmarterKids.com shareholders in connection with the combination. Information concerning the participants in the solicitation is set forth in the Proxy Statement-Prospectus filed by SmarterKids.com with the Securities and Exchange Commission on January 8, 2001. PLEASE READ THE DEFINITIVE PROXY STATEMENT-PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE COMBINATION.

          INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed combination of SmarterKids.com and Earlychildhood, SmarterKids.com will solicit proxies from its stockholders to approve the combination. SmarterKids.com and certain other persons named below may be deemed to be participants in the solicitation of proxies of SmarterKids.com stockholders to approve the combination. The participants in this solicitation may include the directors of SmarterKids.com (David Blohm, Jeffrey Pucci, Richard D'Amore, Michael Fitzgerald, Michael Kolowich and Brian Hickey) and the executive officers of SmarterKids.com (David Blohm, President and Chief Executive Officer; Al Noyes, Chief Operating Officer; Robert Cahill, Chief Financial Officer and Vice President of Finance; Richard Viard, Senior Vice President of Product Development; and Richard Secor, Vice President of MIS and Chief Information Officer.)

More information about our directors and executive officers is contained in the SmarterKids.com Registration Statement on Form S-1 and the SmarterKids.com proxy statement. These documents have been filed with the SEC and are available at the Securities and Exchange Commission's website, http://wwwsec.gov, the SEC's
                                                  -----------------
office and by contacting the SmarterKids.com investor relations department.